UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    3   )*

U.S. AUTOPARTS NETWORK, INC.
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 90343C100
(CUSIP Number) Mehran Nia 12320 21st Helena Dr. Los Angeles, CA 90049 (310) 704-9111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications) July 30, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100	Page 2 of 7

1.Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Mehran Nia
2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.SEC Use Only
4.Source of Funds (See Instructions): N/A
5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power: 26,917
8.Shared Voting Power: 4,660,383 (1)
9.Sole Dispositive Power: 26,917
10.Shared Dispositive Power: 4,660,383 (1)
11.Aggregate Amount Beneficially Owned by Each Reporting Person: 4,660,383 (1)
12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.Percent of Class Represented by Amount in Row (11): 12.40% *
14.Type of Reporting Person (See Instructions): IN

*  Based upon 33,431,728  shares of Common Stock outstanding, as reported in U.S. Auto Parts Network, Inc.’s Form 10-Q for the quarter ended March 29, 2014, and 4,149,997 shares of Series A Convertible Preferred Stock outstanding as of March 24, 2014 totaling 37,581,725 shares.

(1)
Consists of (1) 3,580,674 shares of Common Stock owned directly by the Nia Living Trust Established  September 2, 2004 (the “Living Trust”), of which Mehran Nia and his spouse, Fariba Nia, are co-trustees, and (ii) 1,052,792 shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock owned by the Living Trust.  Mehran Nia disclaims beneficial interest in the Living Trust except to the extent of his pecuniary interest therein.

CUSIP No. 90343C100	Page 3 of 7

1.Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Fariba Nia
2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.SEC Use Only
4.Source of Funds (See Instructions): N/A
5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power: None
8.Shared Voting Power: 4,633,466 (1)
9.Sole Dispositive Power: None
10.Shared Dispositive Power: 4,633,466 (1)
11.Aggregate Amount Beneficially Owned by Each Reporting Person: 4,633,466 (1)
12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.Percent of Class Represented by Amount in Row (11): 12.33% *
14.Type of Reporting Person (See Instructions): IN

*  Based upon 33,431,728  shares of Common Stock outstanding, as reported in U.S. Auto Parts Network, Inc.’s Form 10-Q for the quarter ended March 29, 2014, and 4,149,997 shares of Series A Convertible Preferred Stock outstanding as of March 24, 2014 totaling 37,581,725 shares.

(1)
Consists of (1) 3,580,674 shares of Common Stock owned directly by the Nia Living Trust Established September 2, 2004 (the “Living Trust”), of which Fariba Nia and her spouse, Mehran Nia, are co-trustees, and (ii) 1,052,792 shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock owned by the Living Trust.  Fariba Nia disclaims beneficial interest in the Living Trust except to the extent of her pecuniary interest therein.

CUSIP No. 90343C100	Page 4 of 7

1.Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Nia Living Trust Established September 2, 2014
2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.SEC Use Only
4.Source of Funds (See Instructions): N/A
5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.Citizenship or Place of Organization: United States – California Living Trust
Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power: None
8.Shared Voting Power: 4,633,466 (1)
9.Sole Dispositive Power: None
10.Shared Dispositive Power: 4,633,466 (1)
11.Aggregate Amount Beneficially Owned by Each Reporting Person: 4,633,466 (1)
12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.Percent of Class Represented by Amount in Row (11): 12.33% *
14.Type of Reporting Person (See Instructions): OO

*  Based upon 33,431,728  shares of Common Stock outstanding, as reported in U.S. Auto Parts Network, Inc.’s Form 10-Q for the quarter ended March 29, 2014, and 4,149,997 shares of Series A Convertible Preferred Stock outstanding as of March 24, 2014 totaling 37,581,725 shares.

(1)
Consists of (1) 3,580,674 shares of Common Stock owned directly by the Nia Living Trust Established  September 2, 2004 (the “Living Trust”), of which Mehran Nia and Fariba Nia are co-trustees, and (ii) 1,052,792 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock owned by the Living Trust.  Mehran Nia and Fariba Nia disclaim beneficial interest in the Living Trust except to the extent of their respective pecuniary interests therein.

CUSIP No. 90343C100	Page 5 of 7

This Amendment No. 3 amends (a) the Schedule 13D filed on December 3, 2008 (the “Initial Schedule 13D”) by Mehran Nia, Fariba Nia, and the Nia Living Trust Established September 2, 2004 (the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”) of U.S. Auto Parts Network, Inc., a Delaware corporation (the “Issuer”), (b) Amendment No. 1 to the Initial Schedule 13D, filed by the Reporting Persons on October 7, 2009, and (c) Amendment No. 2 to the Initial Schedule 13D, filed by the Reporting Persons on October 14, 2009.  Capitalized terms used in this Amendment No. 3 without definition have the meanings given to them in the Initial Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 is supplemented as follows:

The Reporting Persons believe that the Common Stock is undervalued and represents an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Common Stock at prices that would make the purchase or sale of the Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of the Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have recently engaged, and intend to continue to engage, in discussions with the Issuer’s management and board of directors (the “Board”) regarding opportunities to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 90343C100	Page 6 of 7

Item 5.    Interest in Securities of Issuer.

The aggregate percentage of Common Stock reported by each Reporting Person is based upon 33,431,728 shares of Issuer’s Common Stock outstanding, as reported in Issuer’s Form 10-Q for the quarter ended March 29, 2014, and 4,149,997 shares of Issuer’s Series A Convertible Preferred Stock outstanding as of March 24, 2014, totaling 37,581,725 shares.

(a) The Reporting Persons beneficially owned the following shares of the Issuer’s Common Stock and Series A Convertible Preferred Stock:

Reporting Person	No. of Shares Beneficially Owned	Percentage Held
Mehran Nia	4,660,383	12.40%
Fariba Nia	4,633,466	12.33%
Nia Living Trust	4,633,466	12.33%
Established September 2, 2014

(b) (i)  Sole power to vote or to direct the vote:

Mehran Nia	26,917
Fariba Nia	0
Nia Living Trust Established September 2, 2014	0

(ii)  Shared power to vote or to direct the vote:

Mehran Nia	4,660,383
Fariba Nia	4,633,466
Nia Living Trust Established September 2, 2014	4,633,466

(iii) Sole power to dispose or to direct the disposition of:

Mehran Nia	26,917
Fariba Nia	0
Nia Living Trust Established September 2, 2014	0

(iv) Shared power to dispose or to direct the disposition of:

Mehran Nia	4,660,383
Fariba Nia	4,633,466
Nia Living Trust Established September 2, 2014	4,633,466

(c)  The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days.

(d)  Not applicable.

(e)   Not applicable.

CUSIP No. 90343C100	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  July 30, 2014

/s/ Mehran Nia
Mehran Nia

/s/ Fariba Nia
Fariba Nia NIA LIVING TRUST ESTABLISHED SEPTEMBER 2, 2004

By:	/s/ Mehran Nia
Its:	Co-trustee

By:	/s/ Fariba Nia
Its:	Co-trustee